nēdl.com, Inc.
Financial Statements
2019 & 2018 (Unaudited)

nēdl.com, Inc.
BALANCE SHEET
DECEMBER 31, 2019 & 2018
(Unaudited)

Assets

	2019	2018
Current assets		
Cash	486	758,162
Total current assets	486	758,162
Other assets		
Intangible assets	11,070	11,000
Deposits - non-current	1,000	1,000
Total other assets	12,070	12,000
Total assets	12,556	770,162

Liabilities and Stockholders' Equity

	2019	2018
Liabilites		
Current liabilities	20,326	17,394
Total current liabilities	20,326	17,394
Long-term liabilities		
Convertible notes	175,000	-
Total long-term liabilities	175,000	-
Total liabilities	$ 195,326	$ 17,394
Stockholders' equity		
Common Stock —		
$0.0001 par value; 10,000,000 shares authorized;		
9,634,054 shares issued and outstanding	$ 963	$ 963
Series Seed Preferred Stock —		
$0.325475 par value; 3,072,436 shares authorized,		
issued, and outstanding	1,000,000.00	1,000,000.00
Convertible Notes Preferred Stock —		
$0.157063 average par value; 1,737,563 shares authorized,		
issued, and outstanding	272,907.06	272,907.06
Issuance costs	(65,902.55)	(53,630.75)
Retained earnings	(1,390,738)	(467,472)
Total stockholders' equity	(182,770)	752,768
Total liabilities and stockholders' equity	$ 12,556	$ 770,162


nēdl.com, Inc.
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2019 & 2018
(Unaudited)


		2019		2018
Sales				
Sales revenue	$	540	$	-
Less: Sales discounts		-		-
Sales returns and allowances		-		-
Net sales		540		-
Cost of goods sold		-		-
Gross profit		540		-
Operating expenses				
Payroll expenses	$	168,942	$	75,000
Consultant expenses		230,152		132,439
Software expenses		177,252		41,885
Marketing & advertising		89,501		1,823
General & administrative		73,380		87,813
Research and development		144,580		154,650
Total operating expenses		883,806		493,610
Income from operations		(883,266)		(493,610)
Net income	$	(883,266)	$	(493,610)

nēdl.com, Inc.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2019 & 2018
(Unaudited)

	2019	2018
Cash flows from operating activities		
Net income (loss) for the period	$ (883,266)	$ (493,610)
Adjustments to reconcile net income to net	2,932	(13,676)
cash provided by operating activities:	-	-
Increase in accounts receivable	-	-
Increase in accounts payable	-	-
Net cash provided by operating activities	(880,334)	(507,286)
Cash flows from investing activities		
Intangible assets	(70)	(11,000)
Deposits-non-current	-	(1,000)
Net cash provided by financing activities	(70)	(12,000)
Cash flows from financing activities		
Investment - Series Seed	122,728	1,257,448
Net cash provided by financing activities	122,728	1,257,448
Net increase (decrease) in cash	(757,676)	738,162
Cash at beginning of period	758,162	20,000
Cash at end of period	$ 486	$ 758,162

nēdl.com, Inc.
STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2019 & 2018
(Unaudited)

	Common Shares	Preferred Shares	Common Stock ($)	Preferred Stock ($)	Accumulated Earnings	Total Equity
Balance at January 1, 2018	9,634,045	-	$ 963	$ -	$ -	$ 963
Series Seed Investment	-	3,072,433	-	1,000,000	-	1,000,000
Issuance costs	-	-	-	(53,631)	-	(53,631)
Conversion of notes	-	1,737,563	-	272,907		272,907
Net income (loss)	-	-			(467,472)	(467,472)
Balance at December 31, 2018	9,634,045	4,809,996	963	1,219,276	(467,472)	752,768
`						
Issuance costs	-	-	-	(12,272)	-	(12,272)
Net income (loss)	-	-	-	-	(923,266)	(923,266)
Balance at December 31, 2019	9,634,045	4,809,996	$ 963	$ 1,207,004	$ (1,390,738)	$ (182,771)

nēdl.com, Inc.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019

NOTE A – ORGANIZATION AND NATURE OF ACTIVITIES

nēdl.com, Inc. ("the Company") is a corporation organized under the laws of Delaware. The company develops an app that converts audio into text so radio listeners can search live content using keywords.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties including, but not limited to, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates inherent in the preparation of these financial statements include, but are not limited to, estimates of useful life.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Fixed Assets

The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2017 and 2018. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements, but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the State of Delaware.

NOTE C – CONVERTIBLE NOTE

The Company has $175,000 of convertible notes as of December 31, 2019.

NOTE D – EQUITY

Common Stock

The Company has 10,000,000 common stock shares authorized and 9,634,054 shares outstanding with a par value of $0.0001 per share as of December 31, 2019.

Preferred Stock

The Company has 3,072,436 series seed preferred stock shares authorized and 3,072,436 shares outstanding with a par value of $0.325475 per share as of December 31, 2019.

During 2017 and 2018, the Company raised $265,000 in convertible notes accruing at an interest rate of 6.5%. These notes all converted on September 28, 2018 to 1,737,563 preferred stock shares. As of December 31, 2019, these shares are all authorized, issued and outstanding, with an average par value of $0.157063 per share.

NOTE E – EQUITY INCENTIVE PLAN

The Company has granted 150,000 options to certain employees pursuant to the terms of the Company's Equity Incentive Plan. The maximum number of shares available to be granted under this plan is 918,108 shares. As of December 31, 2019, there were 768,108 shares available for future issuance.

The Company follows FASB guidance, related to share-based payments, which requires that share-based compensation transactions be accounted for using a fair-value-based method and recognized as expenses in the income statement. The Company determined that the fair value of these options to be immaterial as a whole to the financial statements due to the start-up phase of the Company and therefore did not record compensation expense related to the equity incentive plan.

NOTE F- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or

indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option pricing models, and excess earnings method.
Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE G- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE H- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before December 31, 2019, the date that the financial statements were available to be issued.